

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

<u>Via E-mail</u>
Jeffrey J. Alfano
Chief Financial Officer
Oppenheimer Holdings, Inc.
85 Broad Street
New York, New York 10004

      Re: **Oppenheimer Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 6, 2013
              Form 10-Q for Quarterly Period Ended September 30, 2013
              Filed November 1, 2013
              File No. 001-12043

Dear Mr. Alfano:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin W. Vaughn

              Kevin W. Vaughn
              Accounting Branch Chief